United States securities and exchange commission logo





                             June 4, 2024

       Phillip J. Ahn
       Chief Financial Officer
       B. Riley Financial, Inc.
       11100 Santa Monica Blvd., Suite 800
       Los Angeles, CA 90025

                                                        Re: B. Riley Financial,
Inc.
                                                            Form 8-K
                                                            Filed April 8, 2024
                                                            File No. 001-37503

       Dear Phillip J. Ahn:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K

       Item 1.05 Material Cybersecurity Incidents

   1. We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on April 8, 2024.
Please advise us as to why you determined to file under Item 1.05 of Form 8-K given your
statement that you do not currently believe that the incident will materially impact your
financial condition or results of operations taken as a whole.
   2. If the cybersecurity incident was reasonably likely to have a material impact on your operations, including
qualitative or quantitative impacts, please amend your Form 8-K to describe the material
impacts or likely material impacts. For example, consider
                                                        customer/partner
relationships and potential reputational harm related to the outage of your system, not just
the impact to your financial condition or results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Phillip J. Ahn
B. Riley Financial, Inc.
June 4, 2024
Page 2

       Please contact Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675
with any other questions.



FirstName LastNamePhillip J. Ahn                       Sincerely,
Comapany NameB. Riley Financial, Inc.
                                                       Division of Corporation
Finance
June 4, 2024 Page 2                                    Office of Life Sciences
FirstName LastName